VITAS GROUP, INC.

ITALIA #32-81 Y MARIANA DE JESUS

QUITO, EC 170102 ECUADOR

Tel. 011-59302-6000404

Email: vitasgroup@gmail.com

September 27, 2011

VIA EDGAR

Mr. Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Vitas Group, Inc.

       Amendment No.1 to

       Registration Statement on Form S-1

       Filed August 31, 2011

       File No. 333-175590

Dear Mr. Webb:

General

1. Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note in particular that we are unable to locate disclosure that you indicated in your response has been revised in response to several comments.

Response: In response to this comment, the company has carefully reviewed the registration statement prior to submitting Amendment No. 2 to resolve inconsistencies in disclosure from section to section.

Prospectus cover page

2. We note your response to prior comment four and reissue in part. Please disclose on the prospectus cover page that subscriptions are irrevocable.

Response: In response to this comment, the company has disclosed on the prospectus cover page that subscriptions are irrevocable:

All accepted subscription agreements are irrevocable. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request a refund of monies paid. All accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable.

Prospectus Summary, page 5

3. We note your response to prior comment one. Please disclose in the summary the reasons why you believe that investors should bear the total risk that you will be unable to raise a minimum of $50,000 which you state is necessary for you to continue operations.

Response: In response to this comment, the company has

We believe that our potential investors will benefit from investing in our company as investment in start-up companies especially whose shares are issued by a reporting company that is not a shell company and is compliant with the SEC’s reporting requirements and therefore more liquid than shares issued by a private company, presumes large return. However, investors bear all the risks associated with such companies. Therefore, we believe that investors should bear the total risk that we will be unable to raise a minimum of $50,000 necessary for us to continue operations.

Risk Factors, page 7

We may in the future issue additional shares of common stock, page 11

4. This risk factor, as revised, appears to be combined with the previous risk factor. Please revise to set forth the risks related to shareholder dilution as a separate risk factor.

Response: In response to this comment, the company has revised to set forth the risks related to shareholder dilution as a separate risk factor:

We may in the future issue additional shares of common stock, which will dilute share value of investors in the offering.

Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, par value $0.001 per share, of which 2,500,000 shares are issued and outstanding. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors in the offering, and might have an adverse effect on any trading market for our common stock.

Because we do not have an escrow account, page 11

5. We note your revised disclosure in response to prior comment eight. In light of your disclosure that subscriptions are irrevocable, please revise the last sentence of this risk factor to remove the implication that subscription monies could be returned to investors.

Response: In response to this comment, the company has revised the last sentence of this risk factor to remove the implication that subscription monies could be returned to investors:

Because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtain a judgment against us and attaches the subscription, you will lose your investment.

Your funds will not be placed in an escrow, trust or similar account, as Nevada law does not require that funds raised pursuant to the sale of securities be placed into an escrow account.  Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. If that happens, you will lose your investment and your funds will be used to pay creditors.

Management’s Discussion and Analysis, page 18

Plan of Operation, page 19

6. We note your response to prior comment 15 but we are unable to locate your revised disclosure in the second paragraph on page 19. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

7. We note your response to prior comment 16 but we are unable to locate your revised disclosure in the third paragraph on page 19. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

8. Additionally, please revise to disclose the estimated deposit you may be required to provide to property owners for placement of your machines.

Response: In response to this comment, the company has revised to disclose the estimated deposit we may be required to provide to property owners for placement of your machines:

The deposit we may be required to provide to property owners for placement of our machines will be equal to the estimated one month rent which we expect will be $100-$400.

9. We note your response to prior comment 17; however, we reissue the comment because the statement that strength testing amusement games “placed in high traffic location[s] can produce high revenue” has not been removed from the last sentence of the third paragraph on page 19.

Response: In response to this comment, the company has removed this statement from the last sentence of the third paragraph on page 19.

Liquidity and capital resources, page 22

10. We note your response to prior comment 18 but we are unable to locate your revised disclosure. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

11. We note your response to prior comment 19 but we are unable to locate your revised disclosure in the second and third paragraphs on page 23. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

12. We note your revised use of proceeds table does not include an allocation for set up and testing of machines in the event you only raise 25% of the maximum offering proceeds. Please revise here to disclose the expected sources of funds to set up and test your machines in the event you only raise 25% of the offering proceeds.

Response: In response to this comment, the company has revised to disclose the expected sources of funds to set up and test our machines in the event we only raise 25% of the offering proceeds:

If we raise only 25% of the offering proceeds the only expected source of funds to set up and test our machines is loan from our director.

Business, page 24

Industry overview, page 25

13. We note your response to prior comment 20 but we are unable to locate your revised disclosure. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

14. We note your response to prior comment 21 but we are unable to locate your revised disclosure in the third paragraph on page 25. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

Profit Sharing Agreements, page 26

15. We note your response to prior comment 22 but we are unable to locate your revised disclosure in this section. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

16. We note your response to prior comment 23 but we are unable to locate your revised disclosure in this section. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

17. Additionally, please provide us with the basis for your revenue estimates.

Response: All the revenue estimates are average performance in the market in other countries.

18. Please revise to briefly explain why the estimated revenue share to the venue owner is such a significant variance (for example, it appears that revenue share may range from 20% to 50% of revenue per machine).

Response: In response to this comment, the company has revised to briefly explain why the estimated revenue share to the venue owner is such a significant variance:

Our boxing machines placed at a venue will be subjected to a profit sharing arrangement with the owner of the venue. Generally we will pay a percentage of the revenue generated by our boxing machines at each respective venue to the venue owner. The percentage share to the venue owner will vary between twenty five and fifty percent of revenues generated. These are the lowest and the highest rates of the possible percentage share in the market. The percentage share in the majority of the profit sharing agreement will be 30-40% and it will depend on the traffic potential of the venue and our agreement with each owner/manager. Some venues may have extra space and owners can agree for 25%, but in high traffic venues with little space available owners can require 50% of revenues generated and more. Typically, it’s very rare when the property owner’s share is 50% or more. Sometimes we will pay a flat monthly fee to the venue instead of undertaking a revenue sharing arrangement. The flat monthly fee will be $100-$200 a month. We cannot guarantee that we will be able to find successful placements for any boxing machines, in which case our business may fail and we will have to cease our operations.

Agreement with our supplier, page 27

19. We note your response to prior comment 25 but we are unable to locate your revised disclosure in this section. Please revise to disclose the substance of your response in the next amended registration statement.

Response: In response to this comment, the company has revised to disclose the substance of our response.

Certain Transactions, page 36

20. We note your response to prior comment 26; however, we reissue the comment. Please revise the caption to identify this section as a discussion of related party transactions.

Response: In response to this comment, the company has revised the caption to identify this section as a discussion of related party transactions.

Other

21. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: In response to this comment, the company has filed the updated financial statements.

22. Please provide a currently dated consent from the independent registered public accounting firm in the next amendment.

Response: In response to this comment, the company has filed a currently dated consent from the independent registered public accounting firm.

Please direct any further comments or questions you may have to us at vitasgroup@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo Huettel, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Thank you.

Sincerely,

/S/ Irina Tchernikova

Irina Tchernikova, President